Bass, Berry & Sims PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

ROBERT J. DELPRIORE	THE TOWER AT PEABODY PLACE	OTHER OFFICES:
TEL: (901) 543-5904	100 PEABODY PLACE, SUITE 900	NASHVILLE DOWNTOWN
FAX: (888) 543-3422	MEMPHIS, TN 38103-3672	NASHVILLE MUSIC ROW
rdelpriore@bassberry.com	(901) 543-5900	KNOXVILLE
www.bassberry.com
September 29, 2005
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Thomas Flinn, Staff Accountant

Re:	Mid-America Apartment Communities, Inc. Form 8-K filed September 23, 2005
(File No. 1-12762)
Dear Mr. Flinn:
     On behalf of Mid-America Apartment Communities, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2005 relating to the Company’s Current Report on Form 8-K filed with the Commission on September 23, 2005 (the “Form 8-K”). Pursuant to your letter dated September 27, 2005, this is to confirm the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company confirms to you that it will file an amendment to the Form 8-K when KPMG’s dismissal becomes effective. The amended Form 8-K will include the actual dismissal date and an updated letter from KPMG filed as Exhibit 16.
     Please feel free to call me with any questions regarding the foregoing.
Sincerely,
/s/ Robert J. DelPriore
Robert J. DelPriore